NAME OF REGISTRANT

Franklin California Tax-Free Income Fund
File No. 811-02790

EXHIBIT ITEM No. 77M: Mergers

Pursuant to a Plan of Reorganization made by and between Franklin California Tax-Free Trust ("FCTFT") on behalf of its series, Franklin California Insured Tax-Free Income Fund (the "CA
Insured Tax-Free Fund") and Franklin California Tax-Free Income Fund ("CA Tax-Free Income Fund"), CA Tax-Free Income Fund has acquired all of the property, assets and goodwill of the CA Insured Tax-Free Fund on October 18, 2016, in exchange solely for shares of common stock of CA Tax-Free Income Fund and the distribution, pursuant to the Agreement of Merger, of the CA Insured Tax-Free Fund shares of common stock to the CA Tax-Free Income Fund.